August 6, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:	Tetyana Aldave

Re:	Mesa Air Group, Inc.
Registration Statement on Form S-1
File No. 333-226173

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Mesa Air Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Wednesday, August 8, 2018, or as soon thereafter as practicable.

Thank you for your assistance. Should you have any questions, please contact Gregory R. Hall of DLA Piper LLP (US) at (480) 606-5128, or his colleague Kevin Criddle at (480) 606-5129.

Very truly yours,

Mesa Air Group, Inc.

/s/ Jonathan G. Ornstein
Jonathan G. Ornstein
Chairman and Chief Executive Officer